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Milan

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	NeoGames S.A. Draft Registration Statement on Form F-1

Dear Sir or Madam:

On behalf of NeoGames S.A. (the “Company”), we have confidentially submitted with the Securities and Exchange Commission (the “Commission”) the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed offering of the Company’s ordinary shares.

We are including with this letter three copies of the Registration Statement, as confidentially submitted to the Commission on August 6, 2021.

The Company undertakes that it will publicly file the Registration Statement and any nonpublic draft(s) thereof with the Commission at least 48 hours prior to any requested effective time and date.

Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this submission.

Very truly yours,

/s/ Nathan Ajiashvili
Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:	(via email)
Moti Malul, NeoGames S.A.
Raviv Adler, NeoGames S.A.
Joshua Kiernan, Esq., Latham & Watkins LLP
David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP